VYTA Corp
  [LOGO]

March 21, 2006


VIA FACSIMILE AND EDGAR TRANSMISSION
------------------------------------


Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:  Vyta Corp
     Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
     Filed February 21, 2006
     File No. 033-19598

Dear Mr. Webb:

We are in receipt of your letter, dated March 8, 2006 (the "Comment Letter"), regarding the Form 10-QSB for the fiscal quarter ended December 31, 2005, filed with the U.S. Securities and Exchange Commission ("SEC") on February 21, 2006 by Vyta Corp (the "Company"). Our responses to the Staff's comments to the Company's financial statements and related disclosures set forth in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff's comment.

FORM 10-QSB FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2005
----------------------------------------------------------

Item 1.  Financial Statements (Unaudited)
-----------------------------------------

1.  Business, Organization and Summary of Significant Accounting Policies, page
-------------------------------------------------------------------------------
F-8
---

Recent Developments, F-9
------------------------

COMMENT 1: We see that you have entered into various loans, subscription agreements and other arrangements with Arizcan, including, but not limited to, a loan of $314,000 in November of 2004 to facilitate their purchase of your outstanding stock warrants, an agreement to pay them 20% of any cash distributions paid to you by and from BioAgra until they are paid $800,000 for their efforts to assist you in obtaining equity financing, a subscription agreement to purchase 200,000 shares of convertible preferred stock for a partial payment of $400,000 cash


     370 17th Street, Suite 3640 - Denver, Colorado 80202 303.592.1010 (p)
                       303.592.1054 (f) www.vytacorp.com

                                                                    Mr. Jay Webb
                                         U.S. Securities and Exchange Commission
                                                                  March 21, 2006
                                                                     Page 2 of 9

and an unsecured note receivable the subsequent conversion of which resulted in them obtaining a controlling 67% interest in your common stock. Please address the following:

     - tell us in detail the business purposes of each of these transactions individually and in the aggregate;
     - confirm that these are the only transactions with Arizcan in the periods presented or alternatively detail for us all other transactions. Additionally, please detail for us the relationship of Arizcan to you prior to these transactions, including whether Arizcan or any members of their board of directors or management was a related party as defined by SFAS 57;
     - confirm that all transactions with Arizcan were consummated on terms equivalent to those that prevail in arm's length transactions; and
     - confirm that in future filings you will present any receivables that arise in connection with sales of your equity instruments in compliance with EITF 85-1

RESPONSE 1: In Exhibit A, attached herewith, please find a table detailing all transactions between the Company and Arizcan Properties, Ltd. ("Arizcan"). The table sets forth the date of the transaction, a brief description of the transaction, the status of the transaction as of the date of this response, and the purpose of the transaction.

Vyta Corp - Arizcan Relationships

During the period from November 2004 to the date of this response, the transactions listed in Exhibit A, are the transactions that occurred between Arizcan and the Company. Over the 15-month period presented, Arizcan has worked on the Company's behalf to raise funds for the continued support of operations.

At the date of the Company's sale of its Series A Preferred Stock (January 2006, disclosed in a Current Report on Form 8-K filed with the SEC on January 17,
2006), Arizcan became an affiliate of the Company, as the preferred stock provided Arizcan with a controlling voting interest in the Company. The Company agreed to allow Arizcan to purchase a controlling voting interest in order to facilitate a reverse split of its common stock; an increase in its authorized common shares and change of the Company's name. On February 2, 2006, with the conversion of the preferred stock into 15,000,000 common shares, Arizcan owned approximately 67% (51% on a fully diluted basis) of the Company's issued and outstanding common stock, continuing its status as an affiliate and controlling shareholder.

Arizcan's sole shareholder is Triumphant Partners, LLC. Mr. Stanley Richards is the sole member of Triumphant Partners, LLC.

At the time of the signing of the $314,000 note receivable in November 2004, Mr. Harold Mitchell was the sole officer and director of Arizcan. In March 2005, the Company received notice that Mr. Richards became the sole officer and director of Arizcan. Mr. Richards at that time was receiving and continues to receive a monthly consulting fee of $3,000 from the Company.

At no time has Mr. Richards or Mr. Mitchell, or any of their family members served as officers or directors of the Company. At no time during the last two years has any officer or director of the Company served as an officer, director or shareholder/member of Arizcan or Triumphant

                                                                    Mr. Jay Webb
                                         U.S. Securities and Exchange Commission
                                                                  March 21, 2006
                                                                     Page 3 of 9

Partners, LLC, as defined by SFAS No. 57, Related Party Disclosures. At no time, has Mr. Richards or Mr. Mitchell been considered a related party of the Company, as defined by SFAS No. 57. From August 15, 2005 to October 14, 2005, Arizcan owned 15,700,000 common shares of the Company, which equalled 12% of the then issued and outstanding common stock of the Company, making it a related party as defined by SFAS No. 57.

The transactions with Arizcan, listed in Exhibit A, were presented to other potential investors. Other financial investors that the Company was aware of, had previously worked with or received an inquiry from were offered an opportunity to enter into the major listed transactions (i.e. the option to purchase the warrants and the convertible preferred shares) with the Company. In several cases, negotiations were entered into with these parties but were unable to be completed for various business reasons. Arizcan was not offered any transaction on more favorable terms than those offered to other parties. Since the Company has offered equity financing transactions to other parties, the Company believes that the terms negotiated with Arizcan were equivalent to those that would prevail in arm's-length transactions, if completed, with other parties.

The Company's management will consider the impact of EITF Issue No. 85-1, Classifying Notes Received for Capital Stock, on any and all receivables that may arise between the Company and Arizcan which involve sales of the Company's equity instruments and will follow those guidelines as appropriate.

3.  INVESTMENTS IN AFFILIATES, PAGE F-13
----------------------------------------

Investment in BioAgra, page F-14
--------------------------------

COMMENT 2: We note that on August 15, 2005, you purchased a 50% equity interest in BioAgra, a joint venture with Xact Resources, through the contribution of cash and a note payable. We see on page F-12 that subsequent to the formation of the joint venture, you have also loaned BioAgra an additional $700,000. Please tell us how you assessed and concluded that you do not hold a variable interest in BioAgra and are not the primary beneficiary for purposes of FIN 46R. Please reference the applicable sections of FIN 46R you used to make your conclusions, including the one that consolidation of BioAgra was not required.

RESPONSE 2:   In August 2005, the Company and Xact Resources entered into a joint venture agreement, structured as a limited liability company ("BioAgra"), for the purpose of establishing a business to manufacture and sell a beta glucan product in products such as poultry feed. The Company evaluated if BioAgra was a VIE subject to consolidation pursuant to Fin 46(R), paragraph 5 and paragraph 11, and determined that BioAgra was not a VIE subject to consolidation.

As disclosed in Note 3 to the December 31, 2005, interim financial statements, the Company made a determination that BioAgra was a Development Stage Enterprise pursuant to FASB No. 7, Accounting and Reporting by Development Stage Enterprises, in that from inception, BioAgra was devoting substantially all of its efforts to establishing a new business and in which planned principal operations had not yet commenced. Therefore, the Company considered the provisions of FIN 46(R), paragraph 11.

FIN 46(R), paragraph 11 states that a development stage entity is a variable interest entity if it meets one of the conditions in paragraph 5. FIN 46(R), paragraph 11 also states that a development stage entity does not meet the condition in paragraph 5(a) if it can be demonstrated that the equity invested

                                                                    Mr. Jay Webb
                                         U.S. Securities and Exchange Commission
                                                                  March 21, 2006
                                                                     Page 4 of 9

in the entity is sufficient to permit it to finance the activities it is currently engaged in (for example, if the entity has already obtained financing without additional subordinated financial support) and provisions in the entity's governing documents and contractual arrangements allow additional equity investments.

The initial equity investment at risk of the enterprise was determined to be the amount necessary to achieve the goal of leasing a manufacturing facility and establishing a production line.

In consideration of FIN 46(R), paragraph 11, the Company determined that the equity invested in BioAgra was sufficient to permit BioAgra to finance the activities it was currently engaged in. Management believes that BioAgra demonstrated this through its ability to solely enter into a manufacturing facilities' lease without further financial support or other variable interests (such as a guarantee by the Company or others), and its ability to complete the initial phases of its production line. In addition, provisions of BioAgra's governing documents and contractual agreements allow for additional equity investments.

The Company also considered the provisions of FIN 46(R), paragraph 5(b) and paragraph 5(c), and determined that as a group, the holders of the equity investment at risk did not lack any one of the characteristics outlined in FIN 46(R), paragraph 5(b) and paragraph 5(c).

Therefore, BioAgra was not considered to be a VIE subject to consolidation, and through December 31, 2005, the Company has accounted for its investment in BioAgra pursuant to APB 18, The Equity Method of Accounting for Investments in Common Stock.

4.  NOTE AND ADVANCES PAYABLE, PAGE F-16
----------------------------------------

COMMENT 3: We see various transactions whereby you received loans from unrelated third parties in consideration for a promissory note and the issuance of restricted common stock which in aggregate exceeded the value of the cash received. We also note that the loans were subsequently repaid within three months of their issuance. You determined that the loan proceeds should be allocated between [to] the relative fair value of the promissory note and the common shares, with the relative fair value of common shares recorded as a discount to the note and amortized to interest expense. Please tell us the authoritative generally accepted accounting principles that support your accounting and presentation of these transactions, including specific references to the technical accounting literature which supports your conclusions.

RESPONSE 3: The Company's accounting and presentation of promissory notes issued with restricted common stock was based on guidance provided in Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (APB 14). APB 14, paragraph 18, states that securities not explicitly discussed in APB 14 should be dealt with in accordance with the substance of the transaction. Although the Company issued shares of restricted common stock rather than stock purchase warrants, management believes the substance of these transactions to be similar in nature.

The Company therefore allocated the cash proceeds based on the relative fair values of the debt and the restricted common stock at the time of issuance pursuant to APB 14, paragraph 16.

                                                                    Mr. Jay Webb
                                         U.S. Securities and Exchange Commission
                                                                  March 21, 2006
                                                                     Page 5 of 9

5.  DERIVATIVE WARRANT LIABILITY, PAGE F-17
-------------------------------------------

COMMENT 4:   We note that you have concluded the various warrants issued during
December of 2005 were derivative liabilities upon their issuance due in part to an insufficient number of authorized and unissued shares. We also note subsequent to a reverse stock split, the fair values of the warrants were reclassified to equity. Please tell us the significant terms of the warrants including detail of any registration rights, requirements to maintain effectiveness of a registration statement or penalties associated with the underlying shares of the warrants and how you accounted for each. Tell us how your initial and subsequent accounting and presentation for the warrants complied with generally accepted accounting principles. Also, tell us why you believe you assigned the correct value to the warrants. That is, tell us why you recorded the warrants at their relative fair value rather than their fair value. Refer to SFAS 129, EITF 00-19 and EITF 05-04 when preparing your response.

RESPONSE 4:   The warrants issued in November and December 2005 grant each holder the right to purchase a specific number of shares of the Company's common stock at an exercise price of $1.00 per share for a period of three years from the date of issuance. The warrants do not contain a cashless exercise provision and therefore can only be exercised by the holder for cash.

The Company agreed to file and use its best efforts to have declared effective, a registration statement registering the shares underlying the warrants and to maintain a current registration statement for the term (3 years) of the warrants. The warrants do not contain any liquidating damages clauses for the failure to file or maintain a registration statement. Therefore, the Company determined that EITF Issue No. 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 was not applicable.

The Company's accounting and presentation of the warrants issued with restricted common stock was based on guidance provided in EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. Initial balance sheet classification of the warrants was evaluated by the Company by applying paragraph 12-32 of EITF 00-19 which identifies several conditions necessary for equity classification. At December 31, 2005, the Company did not have sufficient authorized and unissued shares available to settle the warrants. Therefore, as stated in paragraph 19 of EITF 00-19, share settlement was not within the control of the Company, and the Company determined that liability classification was required.

EITF 00-19, paragraph 9 states that all contracts be initially measured at fair value. As the warrants were issued with restricted stock, the Company allocated the cash proceeds based on the relative fair values of the warrants and the restricted common stock at the time of issuance. Management believes this method resulted in the best estimate of fair value.

EITF 00-19, paragraph 10 states that if the classification required under this issue changes as a result of events during the period, the contract should be reclassified as of the date of the event that caused the reclassification. In January 2006, the Company's shareholders approved a reverse split of the Company's common stock and an increase in the number of its authorized common shares. As a result, beginning in February 2006, share settlement is now in control of the Company and management believes equity classification is appropriate under paragraph 12-32 of EITF 00-19.

                                                                    Mr. Jay Webb
                                         U.S. Securities and Exchange Commission
                                                                  March 21, 2006
                                                                     Page 6 of 9

The Company also considered SFAS No. 129, Disclosure of Information about Capital Structure. As required by SFAS 129, paragraph 4, the Company disclosed the pertinent rights and privileges of the contracts to issue additional shares (warrants) in Note 7 to the December 31, 2005 interim financial statements. In addition, as required by SFAS 129, paragraph 5, the Company disclosed the number of shares issuable upon conversion, exercise, or satisfaction of required conditions in Note 1 to the December 31, 2005 interim financial statements.

Vyta Corp hereby acknowledges that:

         - it is responsible for the adequacy and accuracy of the disclosure in the filings;

         - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         - it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (303) 592-1010.

VYTA CORP

/s/ Kristi J. Kampmann

Kristi J. Kampmann
Chief Financial Officer

Cc:     Mr. Kevin Kuhar, SEC Staff Accountant

        Ms. Angela Crane, SEC Branch Chief

        GHP Horwath, PC

        Kutak Rock LLP


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                                                                                  Mr. Jay Webb
                                                       U.S. Securities and Exchange Commission
                                                                                March 21, 2006
                                                                                   Page 7 of 9

                                           EXHIBIT A
                                           ---------

----------------------------------------------------------------------------------------------
  DATE OF         DESCRIPTION OF            CURRENT STATUS OF          BUSINESS PURPOSE OF
TRANSACTION         TRANSACTION                TRANSACTION                 TRANSACTION
===========---------===========----------------===========-----------------===========--------
----------------------------------------------------------------------------------------------
                                                                       Money was loaned to
                                                                        Arizcan to enable
                                                                       Arizcan to purchase
                Note Receivable for                                  from various financial
               $314,000, due date of                                institutions, issued and
 11/4/2004      December 30, 2004,      Note was paid in full on      outstanding warrants
               extended to December        February 21, 2006.      held by those institutions
                     31, 2005.                                         since January 2004.
                                                                     Arizcan then exercised
                                                                    the optioned warrants to
                                                                    provide financing for the
                                                                            Company.
----------------------------------------------------------------------------------------------
                 Agreement between
                  Arizcan and the                                      To aid Arizcan with
               Company, whereby the           Agreement was        efforts to raise financing
               Company agrees to pay      cancelled by Arizcan         for the Company to
 8/10/2005    Arizcan an amount equal      and the Company on         complete the purchase
               to $800,000 from cash         March 10, 2006.        of the equity interest in
               disbursements made by                                      BioAgra, LLC.
               BioAgra, LLC. to the
                     Company.
----------------------------------------------------------------------------------------------
                                                                     To raise funds for the
               Arizcan pays $785,000                                   Company through the
               for cash exercise of         15,700,000 common       cash exercise of options
 8/15/2005   warrants exercisable for     shares were issued on          to complete the
                 15,700,000 common          August 16, 2005.           purchase of the 50%
                      shares.                                          equity interest in
                                                                          BioAgra, LLC.
----------------------------------------------------------------------------------------------
                                            Arizcan purchased
                                          200,000 shares of the
                   Arizcan signs           Company's Series A        To raise funds for the
              Subscription Agreement       preferred stock on          Company in order to
 9/26/2005      for purchase of the       January 17, 2006, for       support the Company's
                Company's preferred        $400,000 cash and a      operations and institute
                      stock.                $1.1 Million note       a corporate restructuring
                                               receivable.
----------------------------------------------------------------------------------------------
                 The Company paid
                  Arizcan $7,500                                    Arizcan arranges sale of
              commission on the sale                                the Company's restricted
 12/6/2005       of $75,000 of the          Paid via check on           common stock and
               Company's restricted         December 6, 2005.       warrants to provide cash
                 common stock and                                    to support operations.
                attached warrants.
----------------------------------------------------------------------------------------------

                 Arizcan advances           Arizcan purchased        To provide the Company
 12/7/2005    $100,000 on purchase of      preferred stock on            with funds for
                 preferred stock.           January 17, 2006.              operations.
----------------------------------------------------------------------------------------------

                                                                                  Mr. Jay Webb
                                                       U.S. Securities and Exchange Commission
                                                                                March 21, 2006
                                                                                   Page 8 of 9

----------------------------------------------------------------------------------------------
  DATE OF         DESCRIPTION OF            CURRENT STATUS OF          BUSINESS PURPOSE OF
TRANSACTION         TRANSACTION                TRANSACTION                 TRANSACTION
===========---------===========----------------===========-----------------===========--------

                 The Company paid
                  Arizcan $5,000                                   Arizcan arranges sale of
              commission on the sale        Paid via check on      the Company's restricted
 12/7/2005       of $50,000 of the          December 7, 2005.          common stock and
               Company's restricted                                warrants to provide cash
                 common stock and                                   to support operations.
                attached warrants.
----------------------------------------------------------------------------------------------

                 The Company paid
                  Arizcan $18,300                                  Arizcan arranges sale of
              commission on the sale        Paid via check on      the Company's restricted
 12/13/2005     of $183,000 of the         December 13, 2005.          common stock and
               Company's restricted                                warrants to provide cash
                 common stock and                                   to support operations.
                attached warrants.
----------------------------------------------------------------------------------------------

                 Arizcan advances           Arizcan purchased        To provide funds for
 12/21/2005   $100,000 on purchase of      preferred stock on         operations of the
                 preferred stock.           January 17, 2006.              Company.
----------------------------------------------------------------------------------------------

                 The Company paid
                  Arizcan $4,250                                   Arizcan arranges sale of
              commission on the sale        Paid via check on      the Company's restricted
 12/21/2005      of $42,500 of the         December 21, 2005.          common stock and
               Company's restricted                                warrants to provide cash
                 common stock and                                   to support operations.
                attached warrants.
----------------------------------------------------------------------------------------------

                 Arizcan advances           Arizcan purchased        To provide funds for
 1/10/2006    $200,000 on purchase of      preferred stock on         operations of the
                 preferred stock.           January 17, 2006.              Company.
----------------------------------------------------------------------------------------------

                                           Arizcan was issued
                 Arizcan purchases        200,000 shares of the
               200,000 shares of the       Company's Series A      To provide funds for the
                Company's Series A         Preferred Stock on        Company in order to
                Preferred Stock for         January 17, 2006.        institute corporate
 1/17/2006     $400,000 cash and an                                   restructuring and
                unsecured corporate       The Company is in the       support continuing
             promissory note for $1.1     process of drafting a          operations.
              Million, due in January   registration statement to
                       2007.               register the common
                                          stock underlying the
                                            preferred stock.
----------------------------------------------------------------------------------------------

                                                                                  Mr. Jay Webb
                                                       U.S. Securities and Exchange Commission
                                                                                March 21, 2006
                                                                                   Page 9 of 9

----------------------------------------------------------------------------------------------
  DATE OF          DESCRIPTION OF           CURRENT STATUS OF          BUSINESS PURPOSE OF
TRANSACTION         TRANSACTION                TRANSACTION                 TRANSACTION
===========---------===========----------------===========-----------------===========--------

                 The Company paid
                  Arizcan $1,800                                    Arizcan arranges sale of
              commission on the sale        Paid via check on       the Company's restricted
 1/19/2006      of $18,000 of the           January 19, 2006.           common stock and
               Company's restricted                                 warrants to provide cash
                 common stock and                                    to support operations.
                attached warrants.
----------------------------------------------------------------------------------------------

             Arizcan gives Notice of        Arizcan is issued
 2/2/2006     Conversion of 200,000     15,000,000 shares of the    Fulfillment of terms of
                shares of Series A        Company's restricted          preferred stock.
                 Preferred Stock.             common stock.
----------------------------------------------------------------------------------------------

               Arizcan makes final
 2/21/2006       paymenta on the         Promissory Note is paid    Fulfillment of terms of
                  $314,000 note                  in full              the promissory note.
                   receivable.
----------------------------------------------------------------------------------------------
                                         Application of $11,282
             Arizcan makes a partial        towards $7,956 of        Payment in connection
 2/21/2006     payment on the $1.1      accrued interest, $3,326       with terms of the
             million note receivable.  of principal.  Outstanding       promissory note.
                                         balance of the note is
                                               $1,096,674.
----------------------------------------------------------------------------------------------
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